Exhibit 99.3

DHT HOLDINGS, INC. ANNOUNCES CLOSING OF PRIVATE PLACEMENT OF $150,000,000 CONVERTIBLE SENIOR NOTES DUE 2019

HAMILTON, BERMUDA, September 16, 2014 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced today the closing of its previously announced private placement of approximately $150,000,000 aggregate principal amount of its convertible senior notes due 2019 (the “notes”) to institutional accredited investors. DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears.  The notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity.  The initial conversion price will be $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of notes), and will be subject to customary anti-dilution adjustments. Net proceeds to DHT are expected to be approximately $145,500,000 after the payment of placement agent fees.

DHT intends to use the net proceeds, together with the net proceeds of a concurrent offering of common stock, to fund its acquisition of Samco Shipholding Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore (“Samco”), pursuant to a share purchase agreement with the shareholders of Samco, the expansion of its fleet, its pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes.

The notes were offered to institutional accredited investors under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).  The notes will not be registered under the Securities Act or any state securities laws, and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC, Suezmax and Aframax segments.  We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” "forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT’s securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT’s Annual Report on Form 20-F, filed with the SEC on March 3, 2014.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +47 412 92 712
E-mail: eu@dhtankers.com